CURLEW LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JULY 31, 2017

OVERVIEW

This management discussion and analysis (“MDA”), prepared on August 2, 2017, covers the operations of Curlew Lake Resources Inc. (“Curlew” or the “Company”) for the six months ended July 31, 2017. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The MDA should be read in conjunction with the Company’s unaudited condensed interim financial statements for the six months ended July 31, 2017 and the audited financial statements for the year ended January 31, 2017.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.curlew-lake.com.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MDA may constitute forward looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MDA should not be unduly relied upon by investors. These statements speak only as of the date of this MDA and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this MDA may contain forward-looking statements pertaining to the following:

     • capital expenditure programs;

     • treatment under governmental regulatory and taxation regimes; and

     • expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions and development.

With respect to forward-looking statements contained in this MDA, the Corporation has made assumptions regarding, among other things:

     • the Corporation's ability to obtain additional financing on satisfactory terms.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this management discussion and analysis:

     • geological, technical, drilling and processing problems;

     • liabilities and risks, including environmental liabilities and risks, inherent in oil and natural gas operations;

     • incorrect assessments of the value of acquisitions;

     • competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; and

     • the other factors referred to under “Risk Factors”.

The forward-looking statements or information contained in this Management’s Discussion and Analysis are made as of July 31, 2017 and August 2, 2017.

Success in the junior oil and gas and mineral exploration sectors is measured by a corporation’s ability to raise funds and the ability to secure properties of merit. Not all of these factors are within management’s control. The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, oil and gas and minerals prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management’s contacts and the vitality of the sector.

Description of Business

The Company is an oil & natural gas, and precious metals, exploration, development, and production company with operations in Canada. The Company was incorporated on January 15, 1987, in British Columbia. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange, on July 16, 2015 the Company’s shares were moved to the NEX board under the symbol “CWQ.H”.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

2016 Highlights

Selected Annual Information

	Year ended January 31,
	2017	2016	2015
	-$-	-$-	-$-
Loss from continuing operations before other items	(68,613)	(99,854)	(93,577)
Net loss	(68,613)	(94,982)	(97,947)
Net loss per share (basic & diluted basis)	(0.03)	(0.05)	(0.05)
Total Assets	64,757	62,731	60,957
Total long-term financial liabilities	-	-	-
Cash dividends declared per-share	-	-	-

Year ended January 31, 2017

During year ended January 31, 2017, the Company incurred a net loss of $68,613 as compared to a net loss of $94,982 during 2016 due primarily to the Company’s efforts to conserve cash, therefore realizing decrease in general and administrative expenses during the current year.

Year ended January 31, 2016

During year ended January 31, 2016, the Company incurred a net loss of $94,982 as compared to a net loss of $97,947 during 2015 due primarily to a gain on disposal of assets and impairment charges made to the Company’s oil and gas exploration and evaluation assets in fiscal 2015.

General and administrative expenses affecting cash during the year ended January 31, 2016 totaled $99,854 as compared to $93,577 during 2015 as the Company incurred additional legal expenses in various litigation matters and reduced office and administrative expenses due to move to NEX compare to the prior fiscal year.

During the year ended January 31, 2015, the Company impaired the property by $690 writing down the value to $1,378, as it focused its efforts on a specific region of the claims. During the year ended January 31, 2016, the Company wrote off the remaining $1,378.

During the year ended January 31, 2016, the Company partially settled a litigation matter with a former joint venture participant of the Company. The Company issued 125,000 common shares valued at $6,250.

Summary of Quarterly Results
	Jul 31, 2017	Apr 30, 2017	Jan 31, 2017	Oct 31, 2016
	$	$	$	$
Total assets	589,072	64,994	64,757	63,680
Working capital (deficiency)	407,015	(537,877)	(522,330)	(505,778)
Shareholders’ equity (deficiency)	466,228	(478,775)	(463,336)	(446,896)
Revenue	-	-	-	-
Net income (loss)	(44,130)	(15,439)	(16,440)	(18,102)
Net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

	Jul 31, 2016	Apr 30, 2016	Jan 31, 2016	Oct 31, 2015
	$	$	$	$
Total assets	64,134	62,961	62,731	63,579
Working capital (deficiency)	(487,565)	(468,104)	(453,275)	(435,807)
Shareholders’ equity (deficiency)	(428,794)	(409,444)	(394,723)	(375,988)
Revenue	-	-	-	-
Net income (loss)	(19,350)	(14,721)	(24,985)	(15,031)
Net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

Liquidity and Solvency

At July 31 2017, the Company had working capital of $407,015. The Company is currently relying on private placement funding to progress future programs. There is no guarantee the Company will be able to raise further funds on terms acceptable to the Company or on any other terms.

Results of Operation

In the three months ended July 31, 2017, the Company office facilities and administrative expenses increased to $8,526 (2016 - $7,091) due to an increase of activities. The increase in professional fees to $15,007 (2016 - $4,698) is due to utilization of services on regulatory matters, consolidation of shares and for legal fees for a dispute with a previous joint venture participant which was settled with the issuance of 1,250,000 common shares valued at $6,250 in the prior year and payment of $18,303 in this period. The increase in transfer agent and filing fees to $8,680 (2016 - $3,728) is due to the Company’s consolidation of shares as well as private placement financing completed during the period. Travel and promotion increased to $9,617 (2016 - $1,152) due to an increase of activities relating to financing and acquisition opportunities.

In the six months ended July 31, 2017, the Company office facilities and administrative expenses increased to $16,390 (2016 - $14,568) due to an increase of activities. The increase in professional fees to $17,007 (2016 - $6,698) is due to utilization of services on regulatory matters, consolidation of shares and for legal fees for a dispute with a previous joint venture participant which was settled with the issuance of 1,250,000 common shares valued at $6,250 in the prior year and payment of $18,303 in this period. The increase in transfer agent and filing fees to $10,398 (2016 - $5,692) is due to the Company’s consolidation of shares as well as private placement financing completed during the period. Travel and promotion increased to $11,724 (2016 - $2,382) due to an increase of activities relating to financing and acquisition opportunities.

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

On May 30, 2017, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.

Related Party Transactions

Included in accounts payable:

		July 31,	January 31,
		2017	2017
Company controlled by the CEO of the Company (1)	$	-l	$9,884
Company controlled by the CFO of the Company (2)		-	21,500
		$-	$31,384

Jurgen Wolf is a director, President and CEO (1)	Chris Cherry is a director, Secretary and CFO (2)

During the six months ended July 31, 2017, the Company paid or accrued management fees of $3,000 to the CFO (2016 - $3,000), who is considered to be key management personnel.

The CEO settled $9,000 of debt through the issuance of 36,000 common shares,

The CFO settled $12,000 of debt through the issuance of 48,000 common shares.

Investor Relations

The Company has no current investor relations agreements.

ADDITIONAL INFORMATION

Legal proceedings:

From time to time, the Company may be involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter should not have a material adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

During the prior year disputes arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 125,000 common shares valued at $6,250.

Outstanding Share Data:

As at July 31, 2017 and the date of this report, the Company has 5,979,695 common shares outstanding, no warrants and no stock options outstanding.

Off-Balance Sheet Arrangements:

As of the date of this report, the Company has not entered into any off-balance sheet arrangements.

CAPITAL DISCLOSURE

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company, in order to support its exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to acquire and sustain exploration projects. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the six months ended July 31, 2017. The Company is not subject to externally imposed capital requirements.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this management report are the responsibility of the Company's management, and have been examined and approved by the Board of Directors. The accompanying audited financial statements are prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

This committee’s role is to examine the financial statements and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the audit committee meets annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, rehabilitation obligation, fair value measurements for long term liabilities and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Management has determined that exploration, evaluation and related costs incurred which have limited future economic benefits and may not be economically recoverable. Management uses several criteria in its assessment of economic recoverability and probability of future economic benefits including geologic and other technical information, history of conversion of mineral deposits with similar characteristics to its own properties to proven and probably mineral reserves, scoping and feasibility studies, accessible facilities and existing permits.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity, comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of exploration and evaluation assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the six months ended July 31, 2017. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•  Level 3 – Inputs that are not based on observable market data.

The Company’s only financial asset is cash with a fair value measured at Level 1 hierarchy

New accounting standards not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

•     IAS 12 Income taxes

Amendments to IAS 12 to clarify the recognition of deferred tax asset for unrealized losses. This standard has a tentative effective date of January 1, 2017.

•     IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has a tentative effective date of January 1, 2018.

•     IFRS 15 Revenue from contracts with customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model to depict the transfer of promised goods or services to customer. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreement for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. This standard has a tentative effective date of January 1, 2018.

•     IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS17 and instead introduces a single lessee accounting model. This standard has a tentative effective date of January 1, 2019.

RISKS

No History of Operation

The Company is in its exploration stage, has very limited operating history, and is subject to all the risks inherent in a new business enterprise. For example, to date we have had no significant revenues and have relied upon equity financing to fund our operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication, and delays frequently encountered in connection with a new business, and the competitive and regulatory environment in which the Company will operate, such as under-capitalization, personnel limitations, and limited revenue sources.

Due to Our History of Operating Losses, We are Uncertain That We Will Be Able to Maintain Sufficient Cash to Accomplish Our Business Objectives

The Company had an accumulated deficit of $17,046,103 at July 31, 2017. There is no assurance that we can generate net income, generate revenues or successfully explore and exploit our properties.

Significant amounts of capital will be required to continue to explore and then develop our exploration projects. The Company is not engaged in any material revenue producing activities and does not expect to do so in the near future.

Currently the Company’s sources of funding consist of the sale of additional equity securities, borrowing funds, or selling a portion of our interests in our assets. There is no assurance that any additional capital that the Company will require will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration and development of our projects. Additionally financing, if available, will likely result in substantial dilution to existing stockholders.

Capital Requirements and Liquidity; Need for Subsequent Funding

Company management and our board of directors monitor our overall costs and expenses and, if necessary, adjust Company programs and planned expenditures in an attempt to ensure we have sufficient operating capital. We continue to evaluate our costs and planned expenditures for our on-going exploration projects. The continued exploration and development of its projects will require significant amounts of additional capital. As a result, the Company will need to explore raising additional capital during fiscal 2018 so that it can continue to fully fund its planned operations. The weak US and global economies combined with instability in global financial and capital markets have impacted the availability of funding. If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all. Equity financing, if available, may result in substantial dilution to existing stockholders. If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and results of operations will be adversely impacted.

Disruptions in the Global Financial and Capital Markets May Impact Our Ability to Obtain Financing.

The global financial and capital markets have experienced on-going volatility and disruption. Although we expect to meet our near term liquidity needs with our working capital on hand, we will continue to need further funding to achieve our business objectives. In the past, the issuance of equity securities has been the major source of capital and liquidity for us. The extraordinary conditions in the global financial and capital markets have currently limited the availability of this funding. If the disruptions in the global financial and capital markets continue, debt or equity financing may not be available to us on acceptable terms, if at all. If we are unable to fund future operations by way of financing, including public or private offerings of equity or debt securities, our business, financial condition and results of operations will be adversely impacted.

Our Exploration Activities Require Significant Amounts of Capital that May Not Be Recovered.

Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts, as well as operating and other costs. The cost of minerals exploration is often uncertain and cost overruns are common. Our drilling and exploration operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

Risks Inherent in the Mining Industry

The Company is subject to all of the risks inherent in the minerals exploration and mining industry and including, without limitation, the following: competition from a large number of companies, many of which are significantly larger than the Company, in the acquisition, exploration, and development of mining properties; the Company might not be able raise enough money to pay the fees, taxes and perform labor necessary to maintain its concessions in good force; exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, our exploration projects may not result in the discovery of commercially mineable deposits of ore; the probability of an individual prospect ever having reserves that meet regulatory requirements is extremely remote, or the properties may not contain any reserves, and any funds spent on exploration may be lost; our operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls and the Company may not be able to comply with these regulations and controls; and a large number of factors beyond the control of the Company, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining.

Environmental Controls

Compliance with statutory environmental quality requirements may necessitate significant capital outlays, may materially affect the earning power of the Company, or may cause material changes in the Company’s intended activities. Our exploration operations require compliance with local and federal regulations. No assurance can be given that environmental standards imposed by either federal or provincial governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company. In addition, if we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

Operational Hazards; Uninsured Risks

The Company is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, properties or facilities, personal injury or death, environmental damage, reduced productivity and delays in exploration, asset write-downs, monetary losses and possible legal liability. The Company may not be insured against all losses or liabilities, which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons. The realization of any significant liabilities in connection with our exploration activities as described above could negatively affect our results of operations and the price of our common stock.

Need for Additional Key Personnel; Reliance on Officers and Directors

The Company relies in large part on the personal efforts of its officers and directors. The success of the Company’s proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected.

RISKS RELATING TO OUR COMMON STOCK

Our Stock Price Can Be Extremely Volatile

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments and drill results, progress reports, the resource markets in general, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute “forward-looking statements”. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company “believes”, “anticipates”, “expects”, “plans”, “estimates” or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management’s course of action would depend upon its assessment of the future considering all information then available. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.